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                    U.S. SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                  FORM 12b-25
                                   (NT 10-K)

                          NOTIFICATION OF LATE FILING

                              SEC File No. 0-14275

                              CUSIP No. 279285100


[x] Form 10-K and Form 10-KSB   [ ] Form 20-F   [ ] Form 11-K   [ ] Form 10-Q
and Form 10-QSB   [ ] Form N-SAR

For Period Ended:  December 31, 1995

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:  Not Applicable

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable


Part I--Registrant Information

Full Name of Registrant:  Edac Technologies Corporation

Former Name if Applicable:  Not Applicable

Address of Principal Executive Office (Street and Number):

     1790 New Britain Avenue
     Farmington, CT 06034
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Part II--Rules 12b-25(b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[x] (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x] (b) The subject annual report, semiannual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[x] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


Part III--Narrative

     The registrant could not file its annual report on Form 10-K for the fiscal year ended December 31, 1995 on the prescribed filing date for the following reasons:

          The Company is in default of certain financial covenants in its revolving loan and security agreement. The Company is currently in negotiations with its lead financial institution and is optimistic that the covenants will be amended or waived. The resolution of these negotiations will have a material effect on the classification of the long-term portion of the Company's debt in the financial statements as of December 31, 1995 and the type of audit report which may be rendered thereon. These issues cannot be resolved in time to make a timely filing of Form 10-K. The Company expects these negotiations to be completed within the next 15 days.

                                       2
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Part IV--Other Information

     (1) Name and telephone number of person to contact in regard to this notification:

Glenn Purple, Vice President of Finance       203-677-2603

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                            [x] Yes   [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                            [x] Yes   [ ] No

         The Company's net sales for the three- and twelve-month periods ended December 31, 1995 was $4,631,248 and $24,563,934 compared to $4,183,336 and
     $22,238,850 for the comparable periods in 1994.  The Company's net income
     (loss) for the three- and twelve-month periods was ($1,097,979) and ($1,083,219) compared to ($191,124) and $71,515 for the comparable periods in 1994.

         The results for 1995 were adversely impacted by nonrecurring expenses associated with the occupation and utilization of the Company's new building in October 1995 and in training employees for the Company's new graphics and computer-aided design systems. In addition, the Company recognized losses on several large customer orders.

     Edac Technologies Corporation has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

     Dated this 27th day of March, 1996.

                              EDAC TECHNOLOGIES CORPORATION

                              BY           /s/ Glenn Purple
                                -----------------------------------------
                                Glenn Purple, Vice President of Finance

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                              ARTHUR ANDERSEN LLP



March 27, 1996



Edac Technologies Corporation
1790 New Britain Avenue
Farmington, CT 06034

Gentlemen:

          We have read the explanation of the reasons for filing a notification of late filing for the Form 10-K for the year ending December 31, 1995 for Edac Technologies Corporation contained in the Form 12b-25 to be filed with the Securities and Exchange Commission. We concur that the issuance of our report is pending resolution of the matters set forth therein.

                               Yours very truly,

                               /s/ Arthur Andersen LLP

                               ARTHUR ANDERSEN LLP